Pricing Term Sheet	Filed pursuant to Rule 433
dated January 15, 2013	Registration File No. 333-185508
Relating to the
Preliminary Prospectus Supplements
dated January 14, 2013
(To Prospectus dated December 28, 2012)

InterMune, Inc.

Concurrent Offerings of

13,500,000 Shares of Common Stock

(the “Common Stock Offering”)

and

$105,000,000 principal amount of

2.50% Convertible Senior Notes due 2017

(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated January 14, 2013 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated January 14, 2013 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated December 28, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	InterMune, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ITMN / The NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	January 16, 2013.

Settlement Date:	January 22, 2013.

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

Shares Offered and Sold:	13,500,000 (or a total of 15,525,000 if the underwriters exercise in full their option to purchase up to 2,025,000 additional shares of the Issuer’s common stock).

Last Reported Sale Price of Common Stock on NASDAQ on January 15, 2013:	$10.04 per share of Common Stock.

Public Offering Price:	$9.90 per share of Common Stock.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $126.6 million (or approximately $145.7 million if the underwriters’ option to purchase up to 2,025,000 additional shares of Common Stock is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from the Common Stock Offering to fund the commercialization of Esbriet, to fund its ASCEND trial and for general corporate purposes, which may include funding research and development and increasing its working capital. The Issuer may also use net proceeds for capital expenditures or for acquisitions or investments in businesses, products or technologies that are complementary to its own. In addition, the Issuer may use a portion of the net proceeds from the Common Stock Offering, together with the net proceeds from the Convertible Senior Notes Offering, if any, for the repayment at maturity or earlier repurchase of its outstanding 5.00% convertible senior notes due 2015 (the “2015 Notes”). As of January 15, 2013, the Issuer has received commitments from certain holders of the 2015 Notes to allow the Company to repurchase approximately $50 million aggregate principal amount its outstanding 2015 Notes. The Issuer will retain broad discretion over the use of the net proceeds from the Common Stock Offering and the concurrent Convertible Senior Notes Offering.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities LLC

Co-Managers:	Canaccord Genuity Inc., Leerink Swann LLC, Wells Fargo Securities, LLC and William Blair & Company, L.L.C.

CUSIP Number:	45884X103

ISIN Number:	US45884X1037

Convertible Senior Notes Offering

Convertible Senior Notes:	2.50% Convertible Senior Notes due 2017 (the “Notes”).

Indenture:	The Issuer will issue the Notes under an indenture, dated as of September 19, 2011, between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee. The preliminary prospectus supplement dated January 14, 2013 for the Convertible Senior Notes Offering refers to this indenture, as supplemented and modified by a supplemental indenture, to be dated as of the date of the Settlement Date, between the Issuer and the trustee, as the “indenture.”

Aggregate Principal Amount Offered:	$105,000,000 principal amount of Notes (or a total of $120,750,000 principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes).

Public Offering Price:	100% of principal amount.

Maturity:	December 15, 2017, unless earlier repurchased, redeemed or converted.

Interest Rate:	2.50% per year.

Interest Payment Dates and Record Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2013, to the person in whose name a Note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant Interest Payment Date.

Last Reported Sale Price of Common Stock on NASDAQ on January 15, 2013:	$10.04 per share of Common Stock.

Reference Price:	$9.90 per share of Common Stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	Approximately 30.00% above the Reference Price.

Initial Conversion Price:	Approximately $12.87 per share of Common Stock.

Initial Conversion Rate:	77.7001 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Optional Redemption by the Issuer:	On or after June 20, 2015, the Issuer may redeem for cash all or part of the Notes, except for Notes that it is required to repurchase as set forth in “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the preliminary prospectus supplement dated January 14, 2013 for the Convertible Senior Notes Offering, but only if the last reported sale price of the Common Stock exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending within 10 trading days immediately prior to the date the Issuer provides the notice of redemption. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Senior Notes Offering will be approximately $101.5 million (or approximately $116.7 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from the Convertible Senior Notes Offering and, if necessary, a portion of the net proceeds from the concurrent Common Stock Offering to repay at maturity or earlier repurchase the Issuer’s outstanding 2015 Notes. As of January 15, 2013, the Issuer has received commitments from certain holders of the 2015 Notes to allow the Company to repurchase approximately $50 million aggregate principal amount its outstanding 2015 Notes. The Issuer intends to use the net proceeds from the concurrent Common Stock Offering and any remaining proceeds from the Convertible Senior Notes Offering to fund the commercialization of Esbriet, to fund its ASCEND trial and for general corporate purposes, which may include funding research and development and increasing its working capital. The Issuer may also use any remaining net proceeds and the net proceeds from the concurrent Common Stock Offering for capital expenditures or for acquisitions or investments in businesses, products or technologies that are complementary to its own. The Issuer will retain broad discretion over the use of the net proceeds from the Convertible Senior Notes Offering and the concurrent Common Stock Offering.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities LLC

CUSIP Number:	45884X AF0

ISIN Number:	US45884XAF06

Fundamental Change:	If the Issuer undergoes a “fundamental change” (as defined in the preliminary prospectus supplement dated January 14, 2013 for the Convertible Senior Notes Offering), a holder will have the option to require the Issuer to repurchase all or any portion of the holder’s Notes in integral multiples of $1,000 principal amount. The fundamental change repurchase price will be 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Issuer will pay cash for all convertible notes so repurchased.

Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	The following table sets forth the hypothetical stock prices and the number of additional shares of Common Stock to be received by which the conversion rate for the Notes will be increased per $1,000 principal amount of Notes in the event of a make-whole fundamental change:

	Stock Price
Effective Date	$ 9.90	$ 10.50	$ 11.00	$ 11.50	$ 12.00	$ 12.87	$ 14.00	$ 15.00	$ 16.00	$ 18.00	$ 20.00	$ 22.50	$ 25.00
January 22, 2013	23.3100	21.6768	19.3379	17.3429	15.4351	12.7205	10.0002	8.2227	6.6262	4.4831	3.0066	1.7756	0.9871
December 15, 2013	23.3100	20.6638	18.2240	16.1321	14.2381	11.7188	8.9437	6.9939	5.4953	3.5481	2.2408	1.1756	0.5827
December 15, 2014	23.3100	19.3109	16.5372	14.5565	12.2315	9.3049	6.6049	4.7829	3.4780	1.9313	0.9256	0.3684	0.0789
December 15, 2015	23.3100	19.4226	16.6031	14.1653	11.5880	8.3100	4.9087	2.4619	0.5725	0.0000	0.0000	0.0000	0.0000
December 15, 2016	23.3100	20.0774	17.0416	14.3695	11.9389	8.6215	5.1486	2.6907	1.1351	0.0000	0.0000	0.0000	0.0000
December 15, 2017	23.3100	17.5380	13.2090	9.2564	5.6333	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $25.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $9.90 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 101.0101 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth in “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated January 14, 2013 for the Convertible Senior Notes Offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table replaces (i) the table set forth on page S-6 of the preliminary prospectus supplement for the Common Stock Offering and (ii) the table set forth on page S-9 of the preliminary prospectus supplement for the Convertible Senior Notes Offering:

The as adjusted balance sheet data gives effect to (i) the issuance and sale of 13,500,000 shares of Common Stock in the Common Stock Offering at the public offering price of $9.90 per share, and (ii) the issuance and sale of $105.0 million principal amount of Notes in the Convertible Senior Notes Offering, in each case, after deductions, underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

	As of December 31,			As of September 30, 2012
	2009	2010	2011	Actual	As adjusted
				(Unaudited)
			(In thousands)
Balance sheet data:
Cash, cash equivalents and available-for-sale securities	$99,604	$295,073	$425,110	$351,404	$579,472
Working capital	59,520	231,482	409,047	330,610	558,678
Total assets	114,727	305,147	472,623	401,994	633,611
Long-term obligations:
5.00% convertible senior notes due 2015 (1)	125,524	85,000	85,000	85,000	85,000
2.50% convertible senior notes due 2018		—	155,250	155,250	155,250
2.50% convertible senior notes due 2017 (2)					105,000

Total long-term obligations	125,524	85,000	240,250	240,250	345,250
Accumulated deficit	(915,469)	(793,095)	(947,869)	(1,039,386)	(1,039,386)

Total stockholders’ equity (deficit)	$(105,800)	$149,300	$198,168	$120,506	$247,123

(1)	Assumes no repurchase of the 2015 notes. The amount of 2015 notes will decrease to the extent we are able to repurchase the 2015 notes. See “Use of Proceeds.”
(2)	In accordance with Accounting Standards Codification Subtopic 470-20, or ASC 470-20, convertible debt instruments that may be settled entirely or partially in cash upon conversion (including the 2.50% convertible senior notes due 2017) are required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. Such accounting guidance does not affect the actual amount that we are required to repay. The amount shown in the table above for the 2.50% convertible senior notes due 2017 and stockholders’ equity do not reflect the application of ASC 470-20. In addition, so long as we do not have sufficient reserves of our common stock in order to settle the conversion of the notes solely in stock, the conversion option that is part of the notes may be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Under such standards, for each financial statement period after issuance of the notes, if we do not then have sufficient reserves of our common stock in order to settle the conversion of the notes solely in stock, a gain (or loss) would be reported in our consolidated statement of operations to the extent the valuation of the conversion option changes from the previous period, which could result in significant volatility in our results of operations. The amounts in the table above do not reflect any liabilities that would be recorded on our balance sheet to reflect such embedded derivative.

CAPITALIZATION

The following table replaces (i) the table set forth on page S-37 of the preliminary prospectus supplement for the Common Stock Offering and (ii) the table set forth on page S-47 of the preliminary prospectus supplement for the Convertible Senior Notes Offering:

The following table sets forth the Issuer’s cash and cash equivalents, available-for-sale securities and consolidated capitalization as of September 30, 2012: (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the issuance and sale of 13,500,000 shares of Common Stock in the Common Stock Offering at the public offering price of $9.90 per share, and (b) the issuance and sale of $105.0 million principal amount of Notes in the Convertible Senior Notes Offering, in each case, after deductions, underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

	As of September 30, 2012
	Actual	As Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$95,103	$323,171
Available-for-sale securities	256,301	256,301

Long-term debt:
5.00% convertible senior notes due 2015 (1)	85,000	85,000
2.50% convertible senior notes due 2018	155,250	155,250
2.50% convertible senior notes due 2017 (2)	—	105,000

Total long-term debt	$240,250	$345,250

Shareholders’ equity:
Common stock, par value $0.001 per share; 100,000,000 shares authorized; 65,869,353 shares issued and outstanding, actual; 79,369,353 shares issued and outstanding, as adjusted	66	79
Additional paid-in capital	1,159,255	1,285,859
Accumulated other comprehensive income	571	571
Accumulated deficit	(1,039,386)	(1,039,386)

Total stockholders’ equity	120,506	247,123

Total capitalization	$360,756	$592,373

(1)	Assumes no repurchase of the 2015 notes. The amount of 2015 notes will decrease to the extent we are able to repurchase the 2015 notes. See “Use of Proceeds.”
(2)	In accordance with ASC 470-20, convertible debt instruments that may be settled entirely or partially in cash upon conversion (including the 2.50% convertible senior notes due 2017) are required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. Such accounting guidance does not affect the actual amount that we are required to repay. The amount shown in the table above for the 2.50% convertible senior notes due 2017, additional paid in capital, and stockholders’ equity do not reflect the application of ASC 470-20. In addition, so long as we do not have sufficient reserves of our common stock in order to settle the conversion of the notes solely in stock, the conversion option that is part of the notes may be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Under such standards, for each financial statement period after issuance of the notes, if we do not then have sufficient reserves of our common stock in order to settle the conversion of the notes solely in stock, a gain (or loss) would be reported in our consolidated statement of operations to the extent the valuation of the conversion option changes from the previous period, which could result in significant volatility in our results of operations. The amounts in the table above do not reflect any liabilities that would be recorded on our balance sheet to reflect such embedded derivative.

The number of shares of common stock, actual and as adjusted, shown in the table above excludes the following at September 30, 2012:

•	5,251,845 shares of our common stock issuable upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $16.93 per share;

•	1,270,087 shares available for future issuance under our Amended and Restated 2000 Equity Incentive Plan;

•	1,276,788 shares available for future issuance under our 2000 Employee Stock Purchase Plan;

•

4,502,119 shares of our common stock issuable upon conversion of our 2015 notes that are outstanding as of September 30, 2012 (assuming that the 2015 notes had been converted as of September 30, 2012);

•

4,882,069 shares of our common stock issuable upon conversion of our 2018 notes that are outstanding as of September 30, 2012 (assuming that the 2018 notes had been converted as of September 30, 2012); and

•	the shares of our common stock that may be reserved for issuance upon conversion of the 2.50% convertible senior notes due 2017, assuming the requisite stockholder approval.

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated January 14, 2013 and an accompanying prospectus dated December 28, 2012) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. (Attn: Prospectus Department, 200 West Street, New York, New York 10282, Fax: 212-902-9316 or Email at prospectus-ny@ny.email.gs.com or by calling 1-866-471-2526) or from J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 866-803-9204).

This communication should be read in conjunction with the preliminary prospectus supplements dated January 14, 2013 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

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